Exhibit 99.1

NOTICE OF AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Management of Claude Resources Inc. is responsible for the preparation of the accompanying unaudited interim consolidated financial statements.  The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by Management to present fairly the financial position, operating results and cash flows of the Company.

The Company's independent auditor has not performed a review of these financial statements, in accordance with standards established by the Canadian Institute of Chartered Accountants.  These unaudited financial statements include all adjustments, consisting of normal and recurring items that Management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Neil McMillan	Rick Johnson, CA
Chief Executive Officer	Chief Financial Officer

Date:  May 13, 2009

Consolidated Balance Sheets
(Canadian Dollars in Thousands - Unaudited)
	March 31	December 31
	2009	2008

Assets
Current assets:
Cash and cash equivalents	$-	$8,390
Accounts receivable	2,899	275
Interest receivable on restricted promissory notes	671	4,830
Inventories and stockpiled ore	18,521	10,028
Shrinkage stope platform costs (Note 3)	12,316	12,091
Prepaids	714	193
Assets held for sale (Note 4)	200	912
	35,321	36,719

Mineral properties	93,008	89,038
Assets held for sale (Note 4)	4,944	4,857
Investments (Note 5)	629	607
Restricted promissory notes	82,568	81,938
Deposits for reclamation costs	2,277	2,277

	$218,747	$215,436

Liabilities and Shareholders' Equity
Current liabilities:
Bank indebtedness	$695	$-
Accounts payable and accrued liabilities	11,712	5,794
Interest payable on royalty obligations	652	4,709
Demand loans (Note 6)	3,448	3,969
Liabilities related to assets held for sale (Note 4)	374	732
Other current liabilities	2,990	2,307
	19,871	17,511

Obligations under capital lease	2,757	1,614
Debenture (Note 7)	16,636	16,575
Royalty obligations	83,554	83,130
Deferred revenue	6,216	6,434
Liabilities related to assets held for sale (Note 4)	348	342
Asset retirement obligations	2,803	2,758
	132,185	128,364

Shareholders' equity:
Share capital (Note 8)	84,104	83,960
Contributed surplus	2,023	1,748
Retained earnings	909	1,896
Accumulated other comprehensive loss	(474)	(532)
	86,562	87,072

Subsequent event (Note 13)
	$218,747	$215,436

The accompanying notes form an integral part of these unaudited consolidated financial statements

Consolidated Statements of Earnings (Loss)
(Canadian Dollars in Thousands, except per share amounts - Unaudited)

	Three Months Ended
	March 31
	2009	2008

Revenue	$11,537	$8,126

Expenses:
Operating expenses	7,736	6,425
Depreciation, depletion and accretion	4,156	2,556
General and administrative	962	1,106
Interest and other	(304)	(182)
Loss on sale of investments	21	-
	12,571	9,905

Loss from continuing operations before income taxes	(1,034)	(1,779)

Income taxes (Note 9)	-	2,240

Earnings (loss) from continuing operations	(1,034)	461

Earnings (loss) from operations held for sale (Note 4)	47	(16)

Net earnings (loss)	$(987)	$445

Net earnings (loss) per share
Basic and diluted
From continuing operations	$(0.01)	$0.00
Net earnings (loss)	$(0.01)	$0.00

Weighted average number of shares outstanding (000's)
Basic	97,341	97,063
Diluted	97,341	97,476

The accompanying notes form an integral part of these unaudited consolidated financial statements

Consolidated Statements of Shareholders' Equity
(Canadian Dollars in Thousands - Unaudited)

	Three Months Ended
	March 31
	2009	2008

Share Capital
Balance, beginning of period	$83,960	$85,591
Common shares issued	(33)	(26)
Flow-through renunciation	-	(2,240)
Other	177	159
Balance, end of period	$84,104	$83,484

Contributed Surplus
Balance, beginning of period	$1,748	$1,308
Stock-based compensation	300	168
Other	(25)	(9)
Balance, end of period	$2,023	$1,467

Retained Earnings
Balance, beginning of period	$1,896	$1,513
Net earnings (loss)	(987)	445
Balance, end of period	$909	$1,958

Accumulated other comprehensive loss
Balance, beginning of period	$(532)	$(305)
Other comprehensive gain (loss) (Note 5)	58	(285)
Balance, end of period	$(474)	$(590)

Total retained earnings and accumulated other comprehensive loss	$435	$1,368

Shareholders' equity, end of period	$86,562	$86,319

The accompanying notes form an integral part of these unaudited consolidated financial statements

Consolidated Statements of Comprehensive Income (Loss)
(Canadian Dollars in Thousands - Unaudited)

	Three Months Ended
	March 31
	2009	2008

Net earnings (loss)	$(987)	$445

Other comprehensive loss
Unrealized gain (loss) on available-for-securities (Note 5)	58	(285)

Total comprehensive income (loss)	$(929)	$160

The accompanying notes form an integral part of these unaudited consolidated financial statements

Consolidated Statements of Cash Flows
(Canadian Dollars in Thousands - Unaudited)

	Three Months Ended
	March 31
	2009	2008

Cash provided from (used in):

Operations:
Net earnings (loss) from continuing operations	$(1,034)	$461
Non-cash items:
Depreciation, depletion and accretion	4,156	2,556
Loss on sale of investments	21	-
Stock-based compensation	300	168
Interest and other	61	-
Income taxes	-	(2,240)

Net changes in non-cash working capital:
Accounts receivable	1,535	2,663
Inventories and stockpiled ore	(8,493)	(8,950)
Shrinkage stope platform costs	(225)	(2,655)
Prepaids	(521)	212
Accounts payable and accrued liabilities	1,861	8,206
Cash provided by (used in) continuing operations	(2,339)	421
Cash provided by operations held for sale (Note 4)	407	154
	(1,932)	575

Investing:
Mineral properties	(8,081)	(7,603)
Assets held for sale	(87)	(213)
Restricted promissory notes	(630)	(332)
Investments	15	-
Cash used in investing	(8,783)	(8,148)

Financing:
Issue of common shares, net of issue costs	118	124
Royalty obligations	424	351
Deferred revenue	(207)	(352)
Bank indebtedness	695	3,988
Demand loan repayments	(521)	(506)
Obligations under capital lease:
Proceeds	2,353	1,673
Repayment	(537)	(333)
Cash provided from financing activities	2,325	4,945

Decrease in cash and cash equivalents	(8,390)	(2,628)
Cash and cash equivalents, beginning of period	8,390	2,628
Cash and cash equivalents, end of period	$-	$-

The accompanying notes form an integral part of these unaudited consolidated financial statements

Notes to Consolidated Financial Statements
For the Three Months Ended March 31, 2009
(Canadian Dollars in Thousands, except as otherwise noted)
(Unaudited)

Note 1 - Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements.  The preparation of financial data within these statements is based on accounting policies and practices consistent with those used in the preparation of the most recent audited annual consolidated financial financial statements.  The accompanying unaudited interim consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2008, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

In the opinion of Management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2009, and for comparative periods presented, have been made.

Note 2 - Significant Accounting Policies

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended December 31, 2008.  Effective January 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

(a)    Section 3064, "Goodwill and Intangible Assets"

This new standard replaces the previous goodwill and intangible asset standard and revises the requirement for recognition, measurement, presentation, and disclosure of intangible assets.  The adoption of this standard has had no impact on the Company's financial statements.

(b)    Section 1400, "General Standards of Financial Statement Presentation"

This standard includes requirements for Management to assess and disclose an entity's ability to continue as a going concern.  This standard applies to interim and financial statements relating to fiscal years beginning on or after January 1, 2009.  The adoption of this standard has had no impact on the Company's financial statements.

Note 3 - Shrinkage Stope Platform Costs

Shrinkage stope platform costs represent ore that is being used to gain access to further ore or are costs incurred to access ore within the long-hole stope.  This ore is expected to be processed in the following 12 months.  The processing of this broken ore occurs in accordance with a mine plan based on the known mineral reserves and current mill capacity.  The timing of processing of ore has not been significantly affected by historic prices of gold.

Note 4 - Assets Held for Sale and Related Operations

During the third quarter of 2008, the Company adopted a formal plan to dispose of its oil & natural gas properties.  The related assets and liabilities of the remaining oil & natural gas properties have been reported as Assets held for sale and Liabilities related to assets held for sale in separate captions in the consolidated balance sheets and the related results of operations have been presented as operations held for sale in the consolidated statements of earnings and cash flows for all periods presented.

The Assets held for sale and the related liabilities were as follows:

	March 31	December 31
	2009	2008

Assets
Accounts receivable	$-	$770
Prepaids	200	142
	200	912

Oil & natural gas properties	4,797	4,715
Deposits for reclamation costs	147	142
	4,944	4,857

	$5,144	$5,769

Liabilities
Accounts payable and accrued liabilities	$374	$732
Asset retirement obligations	348	342

	$722	$1,074

Notes to Consolidated Financial Statements
For the Three Months Ended March 31, 2009
(Canadian Dollars in Thousands, except as otherwise noted)
(Unaudited)

The results of these operations were as follows:
	Three Months Ended
	March 31	March 31
	2009	2008

Revenue
Oil & natural gas (net of royalties)	$297	$701

Expenses
Operating expenses	244	514
Depreciation, depletion and accretion	6	203
	250	717

Net earnings (loss) from operations held for sale	$47	$(16)

The cash flows from operations held for sale were as follows:

	Three Months Ended
	March 31	March 31
	2009	2008

Net earnings (loss) from operations held for sale	$47	$(16)
Adjustments for:
Depreciation, depletion and accretion	6	203
Decrease in receivables	770	43
Increase in prepaids	(58)	-
Decrease in accounts payable and accrued liabilities	(358)	(76)

	$407	$154

Note 5 - Investments

Investments are classified as available-for-sale securities and are initially measured at fair value; measurement in subsequent reporting periods is also at fair value.  Unrealized gains or losses from such revaluations are included in other comprehensive income.  If available-for-sale securities are disposed of, or there is an impairment in value that is other than a temporary decline, these amounts are transferred from other comprehensive income (loss) to net earnings.

	March 31	December 31
	2009	2008

Available-for-sale securities, beginning of period	$607	$1,140
Acquisition of available-for-sale securities	-	73
Disposal of available-for-sale securities	(36)	(379)
Mark-to-market gain (loss) for the period	58	(227)

Available-for-sale securities, end of period	$629	$607

By holding these investments, the Company is exposed to various risk factors including market price risk and liquidity risk.

Note 6 - Demand Loans

	March 31	December 31
	2009	2008

Demand loan, repayable in monthly payments of $96,514 including interest at 5.99%, due February 2010	$1,031	$1,302
Demand loan, repayable in monthly payments of $83,333 plus interest at prime plus 1.5%, due August 2011	2,417	2,667

	$3,448	$3,969

The demand loans are secured by a general security agreement covering all assets of the Company, excluding oil & natural gas assets in Alberta.

Notes to Consolidated Financial Statements
For the Three Months Ended March 31, 2009
(Canadian Dollars in Thousands, except as otherwise noted)
(Unaudited)

Note 7 - Debenture

The debenture features a 12% interest rate, five year term with monthly interest only payments. Debenture holders also received warrants in the amount of 10% of the debenture purchase.  Each warrant entitles the holder to acquire one common share at an exercise price of $1.60 per common share for a period of five years from the date of closing.  The fair value of the warrants associated with the debenture on the date of issuance was $550,000.  This amount is reflected in share capital.  The debenture is secured by a general security agreement covering all of the Company's assets and contains early retraction and redemption provisions.  The general security interest, excluding the Alberta oil & natural gas assets, is subordinated to all bank debt.

The Company incurred $1.7 million of debt issue costs associated with the completion of this debenture offering.  As per Company policy, these costs reduce the carrying value of the debenture and will be amortized using the effective interest rate method at an effective rate of 14.7% over the five year term of the liability.

	March 31	December 31
	2009	2008

Debenture payable	$18,095	$18,095
Less:
Debt issue costs	(1,123)	(1,123)
Warrant valuation	(550)	(550)
	16,422	16,422
Add: amortization of debt issue costs	214	153
	$16,636	$16,575

On April 20, 2009, the Company announced an offer to purchase a portion of its outstanding debentures.  A total of $10.5 million has been deposited in trust to facilitate this transaction.  The funds represent approximately 58 percent of the total principal amount of the debentures.  The offer to purchase is being made to all debenture holders, on a pro rata basis, and expires at the close of business on May 25, 2009.

Note 8 - Share Capital

At March 31, 2009 there were 97,533,086 common shares outstanding.

a)  Issue of shares

During the period ended March 31, 2009, the Company issued 421,056 common shares pursuant to the Company's Employee Share Purchase Plan.

b)  Stock Option Incentive Plan

The Company has established a share option plan under which options may be granted to directors, officers, key employees and consultants to purchase up to an aggregate of 9% of the issued and outstanding common shares.  Options granted have an exercise price of the prior day's closing price of the common shares on the stock exchange on which the shares are traded.  The majority of the options granted vest over two years and expire ten years from the date of the grant of the option.

For options outstanding at March 31, 2009 weighted average exercise prices are as follows:

	March 31		December 31
	2009	Average Price	2008	Average Price

Beginning of period	3,541,335	$1.19	3,636,667	$1.27
Options granted	586,828	0.76	583,000	0.92
Options exercised	-	-	-	-
Options lapsed	-	-	(678,332)	1.38
End of period	4,128,163	$1.13	3,541,335	$1.19

For options outstanding at March 31, 2009, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

		Weighted Average	Weighted Average
Option Price Per Share	Number	Exercise Price	Remaining Life

$0.34-$1.02	1,679,496	$0.70	7.01	years
$1.11-$1.47	1,490,333	1.25	3.84	years
$1.54-$2.10	958,334	1.69	7.64	years
	4,128,163	$1.13	6.01	years

The fair value of stock options issued in the period was estimated using the Black-Scholes option pricing model with assumptions of six year weighted average expected option life, no expected forfeiture rate, 55.85% to 59.48% volatility and interest rates ranging from 2.1% to 2.2%.  For the period ended March 31, 2009, the compensation cost recorded in respect of stock options issued was $300,000 (March 31, 2008 - $168,000).

Notes to Consolidated Financial Statements
For the Three Months Ended March 31, 2009
(Canadian Dollars in Thousands, except as otherwise noted)
(Unaudited)

Note 9 - Income Taxes

From time to time, the Company may finance a portion of its exploration activities through the issue of flow-through shares.  The Company estimates the tax cost of expenditures renounced to subscribers on the date the deductions are renounced.  Share capital is reduced and future income tax liabilities are increased by the estimated tax benefits renounced. The Company has unrecorded tax benefits on loss carryforwards and tax pools in excess of book values available for deduction against which a valuation has been provided. In these circumstances, the future tax liability reduces the valuation allowance and this reduction is recognized in earnings: 2009 - $0.0 million; 2008 - $2.2 million.

Note 10 - Financial Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities.  The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy.

The Company's Audit Committee oversees Management's compliance with the Company's financial risk management policy, approves financial risk management programs, and receives and reviews reports on management compliance with the policy.

The types of risk exposure and the way in which such exposures are managed are as follows:

Credit Risk - The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, receivables, and commodity and currency instruments.  The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and reclamation deposits with high-credit quality financial institutions.  Sales of commodities are to entities considered to be credit worthy.  The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk - The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents.  The Company believes operating cash flows may not be sufficient to fund the continued exploration at its Madsen exploration project.  The Company intends to continue divesting its non core assets, the proceeds of which may decrease the amount of additional capital to be raised.  The Company's cash is invested in business accounts with quality financial institutions and which is available on demand for the Company's programs.

Market Risk - The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and commodity price risk.  These are discussed further below:

Foreign exchange risk - The Company's revenues from the production and sale of gold are denominated in US dollars.  However, the Company's operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars.  The results of the Company's operations are subject to currency risks.  The operating results and financial position of the Company are reported in Canadian dollars in the Company's consolidated financial statements.  The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact on the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.

Interest rate risk - In respect to the Company's financial assets, the interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents, reclamation deposits, and debt.  In respect to financial liabilities, one of the Company's demand loans carries a floating interest rate with the balance of Company debt at fixed interest rates.  The Company chooses to fix its interest costs to avoid variations in cash flows.  Due to the greater proportion of fixed rate debt, a 1% change in interest rates would not materially impact earnings or cash flow.

Commodity price risk - The value of the Company's mineral resources is related to the price of gold and the outlook for this mineral.  Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.  The profitability of the Company's operations is highly correlated to the market price of gold.  If the gold price declines below the cost of production at the Company's mines, for a prolonged period of time, it may not be economically feasible to continue production.

Fair Value - The Company has various financial instruments comprising of cash and cash equivalents, receivables, restricted promissory notes, reclamation deposits, accounts payable and accrued liabilities and short term debts.

Notes to Consolidated Financial Statements
For the Three Months Ended March 31, 2009
(Canadian Dollars in Thousands, except as otherwise noted)
(Unaudited)

The carrying amounts and fair values of financial assets and liabilities are as follows:

	March 31		December 31
	2009		2008
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

Loans and Receivables
Accounts receivable (1)	2,899	2,899	275	275
Interest receivable on restricted promissory note (1)	671	671	4,830	4,830
Restricted promissory note (2)	n/a	n/a	n/a	n/a
Available-for-sale financial assets
Investments (3)	629	629	607	607
Held-for-trading
Cash and cash equivalents (1)	-	-	8,390	8,390
Reclamation deposits (1)	2,277	2,277	2,277	2,277
Other financial assets
Assets held for sale (Note 4) (1)	147	147	912	912
Other financial liabilities
Bank indebtedness (1)	695	695	-	-
Demand loans (1)	3,448	3,448	3,969	3,969
Payables and accrued liabilities (1)	11,712	11,712	5,794	5,794
Liabilities related to assets held for sale (Note 4) (1)	374	374	732	732
Interest payable on royalty obligations (1)	652	652	4,709	4,709
Debenture	16,636	18,095	16,575	18,095

(1) Due to the nature and / or short maturity of these financial instruments, carrying value approximated fair value
(2) The cash flows associated with the restricted promissory notes and royalty obligations match.  Due to the lack of comparable market information, the fair value of these instruments is not determinable
(3) Based on quoted market prices

Note 11 - Capital Disclosures

The Company's objective when managing its capital is to safeguard its ability to continue as a going concern so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets or incur debt.  The Company is not subject to externally imposed capital requirements.

The Company utilizes a combination of short-term and long-term debt and equity to finance its operations and exploration.  The Company's capital structure at March 31, 2009 was as follows:

	March 31	December 31
	2009	2008

Operating line of credit	$695	$-
Demand loan #1	1,031	1,302
Demand loan #2	2,417	2,667
Debenture	16,636	16,575
Total debt	20,779	20,544
Less: cash and cash equivalents	-	8,390
Net debt	20,779	12,154
Shareholders' equity	86,562	87,072
Total capital	$107,341	$99,226

The Company is bound by and has met all covenants in these credit facilities.

Note 12 - Comparative Figures

Certain prior period balances have been reclassified to conform to the current year's financial statement presentation.

Note 13 - Subsequent Event

On April 9, 2009, the Company completed a financing for the issue of 8,599,100 units at a price of $0.75 per unit for gross proceeds of $6,449,325.  Each unit consists of one common share of the Company and one-half of one transferable common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.90 for a period of 18 months.  The Company also completed a financing for the issue of 5,333,000 flow-through shares at a price of $0.80 per share for gross proceeds of $4,266,400.